Exhibit 1

VISTA
ENERGY FOR TOMORROW

2024

3rd Quarter Results

Mexico City, October 23, 2024
NYSE: VIST
BMV: VISTA

F-24

October 23, 2024, Mexico City, Mexico

Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results corresponding to Q3 2024.

Q3 2024 highlights:

•

Total production in Q3 2024 was 72,825 boe/d, a 47% increase compared to Q3 2023 and 12% above the previous quarter, mainly driven by the ramp-up in well activity, having tied-in 51 new wells in the last twelve months with strong productivity. Oil production in Q3 2024 was 63,499 bbl/d, a 53% increase y-o-y and 11% above the previous quarter.

•

During Q3 2024, the average realized crude oil price was 68.4 $/bbl, 5% below the average realized crude oil price of Q2 2024, and a 1% increase compared to Q3 2023. In Q3 2024, 72% of commercialized oil volumes were sold at export parity prices, combining both international and domestic markets.

•	The realized natural gas price during Q3 2024 was 3.8 $/MMBtu, 14% above Q3 2023. During the quarter, 8% of total volumes were exported at an average price of 7.0 $/MMBtu.

•

Total revenues in Q3 2024 were 462.4 $MM, a 53% increase y-o-y, mainly driven by a 53% boost in oil production. Net revenues during the quarter were 443.6 $MM. Net oil revenues from sales at export parity prices were 313.7 $MM, combining both international and domestic markets. Net revenues from oil and gas exports were 240.8 $MM, representing 54% of total net revenues.

•

Lifting cost in Q3 2024 was 4.7 $/boe, a 2% decrease compared to Q3 2023, driven by production increase and partially offset by inflation in US Dollars. On a sequential basis, lifting cost per boe increased by 5%, driven by higher costs in gathering, processing, gas compression and power generation to accommodate current production and future growth.

•

Adjusted EBITDA for Q3 2024 was 310.2 $MM, a 37% increase y-o-y, mainly driven by strong revenue growth amid stable oil prices and lifting cost per boe. Adjusted EBITDA margin was 65%, 10 p.p. below Q3 2023. On a sequential basis, Adjusted EBITDA increased by 8%, and Adjusted EBITDA margin was 6 p.p. below.

•

Adjusted Net Income during Q3 2024 totaled 52.7 $MM, a 57% decrease y-o-y, mainly driven by higher Current income tax expense and Depreciation, depletion and amortization, and partially offset by higher Adjusted EBITDA. Adjusted EPS was 0.6 $/share in Q3 2024, compared to 1.3 $/share in Q3 2023.

•

Capex during Q3 2024 was 368.5 $MM. The Company invested 282.6 $MM in drilling, completion, and workovers of Vaca Muerta wells (mainly in connection with the drilling of 12 wells and the completion of 15 wells), 63.3 $MM in development facilities, and 22.6 $MM in G&G studies, IT and other projects.

•

In Q3 2024, free cash flow was -74.4 $MM, down from -43.5 $MM in Q3 2023 and 8.3 $MM in Q2 2024. Cash from operating activities, which was 254.9 $MM during the quarter, was impacted by advanced payments for midstream expansions of 19.5 $MM and an increase in working capital of 51.9 $MM. Cash flow used in investing activities was 329.3 $MM during the quarter, mostly driven by drilling and completion activity in Vaca Muerta and partially offset by a 42.3 $MM decrease in capex-related working capital. Cash flow from financing activities totaled 2.2 $MM (1), mainly driven by proceeds from borrowings of 142.7 $MM and partially offset by the repurchase of shares of 49.9 $MM and repayment of borrowings of 74.1 $MM.

(1)

Q3 2024 Cash flow from financing activities is the sum of: (i) Cash flow used in financing activities for 1.9 $MM; (ii) Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for 3.8 $MM; and (iii) the variation in Government bonds for 0.3 $MM.

Production

Total average net daily production

	Q3-24	Q2-24	Q3-23	▲ y/y	▲ q/q
Total (boe/d)	72,825	65,288	49,450	47%	12%
Oil (bbl/d)	63,499	57,204	41,490	53%	11%
Natural Gas (MMm3/d)	1.42	1.26	1.22	16%	12%
NGL (boe/d)	414	139	304	36%	199%

Average daily production during Q3 2024 was 72,825 boe/d, a 47% increase y-o-y, mainly driven by the ramp-up in well activity, having tied-in 51 new wells in the last twelve months. On a sequential basis, total production increased by 12%, driven by the tie-in of 23 wells between May and September 2024. Oil production was 63,499 bbl/d during Q3 2024, an interannual growth of 53% and an 11% increase compared to Q2 2024. Natural gas production in Q3 2024 was 1.42 MMm3/d, a 16% increase y-o-y and a 12% increase compared to Q2 2024. NGL production in Q3 2024 was 414 boe/d, a 36% increase y-o-y, and a 199% increase q-o-q.

Q3 2024 Average net daily production by asset

	Target	Interest	Oil (bbl/d)		Natural Gas (MMm3/d)	NGL (boe/d)	Total (boe/d)	% Total daily average
Total WI production per concession			63,499		1.42	413.8	72,825	100%

Aguada Federal	Shale	100%	6,436		0.14	15.7	7,360	10%
Águila Mora	Shale	90%	551		0.03	—	742	1%
Bajada del Palo Este	Shale	100%	6,104		0.04	11.0	6,387	9%
Bajada del Palo Oeste	Shale	100%	47,260		0.96	75.7	53,385	73%
Bandurria Norte	Shale	100%	—		—	—	—	—
Bajada del Palo Este	Conventional	100%	12		0.01	4.1	102	0%
Bajada del Palo Oeste	Conventional	100%	34		0.06	2.0	386	1%
Coirón Amargo Norte	Conventional	84.6%	43		0.00	—	51	0%
CS-01 (México)	Conventional	100%	534		0.00	—	547	1%

Total operated production			60,974		1.25	108.5	68,958	95%

25 de Mayo-Medanito (1)	Conventional	—	643		0.01	—	689	1%
Acambuco	Conventional	1.5%	(3	) (2)	0.03	—	167	0%
Agua Amarga (1)	Conventional	—	85		0.01	6.8	131	0%
Entre Lomas (1)	Conventional	—	1,177		0.08	298.4	1,985	3%
Jagüel de los Machos (1)	Conventional	—	622		0.04	—	895	1%

Total non-operated production			2,525		0.16	305.2	3,867	5%

Total shale production			60,351		1.18	102.4	67,874	93%

Total conventional production			3,148		0.24	311.4	4,951	7%

(1)

Transferred Conventional Assets operated by Aconcagua, effective as of March 1, 2023. Since that date, Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production, of the Transferred Conventional Assets.

(2)	Negative amounts reflect the effects of adjustments in the production of the prior quarter

Revenues

Total revenues per product

Revenues per product - in $MM	Q3-24	Q2-24	Q3-23	▲ y/y	▲ q/q
Revenues	462.4	396.7	302.8	53%	17%
Export Duties	(18.8)	(11.8)	(13.1)	44%	59%
Net Revenues	443.6	384.9	289.7	53%	15%
Oil	422.3	362.8	272.6	55%	16%
Export market	237.9	148.2	165.4	44%	61%
Domestic market	184.4	214.6	107.2	72%	(14)%
Domestic market at export parity	75.8	102.4	15.3	395%	(26)%
Natural Gas	20.2	21.9	16.4	23%	(8)%
Export market	2.9	6.0	0.5	459%	(51)%
Domestic market	17.2	15.8	15.9	9%	9%
NGL	1.1	0.3	0.7	51%	301%

Average realized prices per product

Product	Q3-24	Q2-24	Q3-23	▲ y/y	▲ q/q
Oil ($/bbl)	68.4	71.8	67.6	1%	(5)%
Export market	68.8	76.6	74.9	(8)%	(10)%
Domestic market	67.8	68.9	58.8	15%	(2)%
Domestic market at export parity	75.4	78.8	78.6	(4)%	(4)%
Natural Gas ($/MMBTU)	3.8	3.9	3.3	14%	(2)%
Export market	7.0	7.7	9.3	(26)%	(9)%
Domestic market	3.5	3.3	3.3	8%	8%
NGL ($/tn)	315	299	233	35%	5%

Total sales volumes per product

Product	Q3-24		Q2-24	Q3-23	▲ y/y	▲ q/q
Oil (MMbbl)	6.18	(1)	5.05	4.03	53%	22%
Export market	3.46		1.93	2.21	57%	79%
Domestic market	2.72		3.12	1.82	49%	(13)%
Domestic market at export parity	1.01		1.30	0.19	416%	(23)%
Natural Gas (millions of MMBTU)	5.30		5.61	4.90	8%	(6)%
Export market	0.42		0.79	0.06	651%	(46)%
Domestic market	4.88		4.82	4.84	1%	1%
NGL (Mtn)	3.52		0.92	3.15	12%	281%

(1)	During Q3 2024, total oil sales volumes were approximately 0.34 MMbbl higher than oil production. Such volumes were drawn from inventory.

During Q3 2024, total revenues were 462.4 $MM, a 53% increase compared to Q3 2023. Net revenues were 443.6 $MM. Net revenues from oil and gas exports were 240.8 $MM, representing 54% of total Net revenues.

Crude oil net revenues in Q3 2024 totaled 422.3 $MM, representing 95.2% of total Net revenues, a 55% increase compared to Q3 2023, driven by strong oil production growth. The average realized oil price during the quarter was 68.4 $/bbl, 1% above the same quarter of last year. During Q3 2024, the Company exported 56% of crude oil sales volumes at a realized price of 68.8 $/bbl. Net revenues from the oil export market accounted for 56% of net oil revenues, reaching 237.9 $MM during the quarter. During Q3 2024, 44% of oil volumes were sold to the domestic market at an average price of 71.2 $/bbl, or 67.8 $/bbl net of trucking transportation costs (see Selling Expenses section for further detail). During the quarter, 37% of domestic volumes were sold at export parity-linked pricing, leading to 72% of total oil sales sold at export parity, combining sales to international buyers and domestic buyers paying export prices.

Natural gas net revenues in Q3 2024 were 20.2 $MM, representing 4.6% of total net revenues. The average realized natural gas price for the quarter was 3.8 $/MMBtu, a 14% increase compared to Q3 2023. Plan Gas represented 49% of total natural gas sales volume, with an average realized price of 4.1 $/MMBtu during the quarter. Sales to industrial clients represented 43% of total natural gas sales volume at an average realized price of 2.9 $/MMBtu. The remaining 8% of total natural gas sales volume was exported at an average realized price of 7.0 $/MMBtu.

NGL net revenues were 1.1 $MM during Q3 2024, representing 0.2% of total net revenues. NGL average price was 315 $/tn.

Lifting Cost

	Q3-24	Q2-24	Q3-23	▲ y/y	▲ q/q
Lifting Cost ($MM)	31.6	26.7	21.9	44%	18%
Lifting cost ($/boe)	4.7	4.5	4.8	(2)%	5%

Lifting cost was 31.6 $MM during the quarter, implying a lifting cost per boe of 4.7 $/boe. On a unit cost basis, lifting cost was down 2% interannually, reflecting the dilution of fixed costs as the Company continues to ramp-up production. This effect was partially offset by inflation in US Dollars.

On a sequential basis, lifting cost per boe increased by 5%. This was driven by higher costs in gathering, processing, gas compression and power generation to accommodate current production and future growth.

Selling Expenses

	Q3-24	Q2-24	Q3-23	▲ y/y	▲ q/q
Selling expenses ($MM)	36.8	22.1	17.7	108%	66%
Selling expenses ($/boe)	5.5	3.7	3.9	42%	48%

Selling expenses during Q3 2024 were 36.8 $MM, a 108% increase y-o-y, and a 66% increase q-o-q, mainly driven by higher oil transportation costs, impacted by higher production and temporary transportation of crude oil by trucks during the quarter.

Midstream oil trucking costs

During Q3 2024, the Company trucked 12.3 Mbbl/d of crude oil, of which 69% was accounted for as Selling expenses for a total of 16.4 $MM, and 31% was deducted from sales price in the oil revenues for a total of 6.7 $MM. During Q2 2024, the Company trucked 7.9 Mbbl/d of crude oil of which 100% was deducted from sales price in the oil revenues for a total of 11.1 $MM. During Q3 2023, the Company trucked 2.9 Mbbl/d of crude oil of which 100% was deducted from sales price in the oil revenues for a total of 4.2 $MM.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q3-24	Q2-24	Q3-23	▲ y		▲ q
Profit for the period, net	165.5	139.6	83.1	82.4		25.8

(+) Income tax expense / (benefit)	29.1	29.9	30.6	(1.5)		(0.8)
(+) Financial income (expense), net	(7.2)	10.0	31.9	(39.2)		(17.3)

Operating profit	187.3	179.6	145.6	41.7		7.7

(+) Depreciation, depletion and amortization	114.7	101.0	70.6	44.1		13.7
(+) Restructuring and reorganization expenses	—	—	—	—		—
(+) Impairment (reversal) of long-lived assets	—	—	—	—		—
(+) Gain related to the transfer of conventional assets	—	—	—	—		—
(+) Other non-cash costs related to the transfer of conventional assets	8.2	7.8	10.2	(2.0)		0.4

Adjusted EBITDA (1)	310.2	288.4	226.4	83.7		21.8

Adjusted EBITDA Margin (%) (2)	65%	70%	75%	(10	)p.p.	(6	)p.p.

(1)

Adj. EBITDA = Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets.

(2)

Adj. EBITDA Margin = Adj. EBITDA / (Total revenues + Gain from Exports Increase Program). Adj. EBITDA Margin for Q3-24 (65%) = Adj. EBITDA (310.2 $MM) / (Total revenues (462.4 $MM) + Gain from Exports Increase Program (16.7 $MM)).

During Q3 2024, Adjusted EBITDA was 310.2 $MM, a 37% increase compared to Q3 2023, mainly driven by strong revenue growth combined with stable oil prices and lifting cost per boe. On a sequential basis, Adjusted EBITDA increased by 8%.

During Q3 2024, Adjusted EBITDA Margin was 65%, 10 p.p. below Q3 2023, impacted by temporary transportation of crude oil by trucks for a total of 23.1 $MM. As of Q4 2023, the Company has adjusted the definition of Adjusted EBITDA Margin to add the Gains from the Exports Increase Program, as noted in the table above. Gains from the Exports Increase Program were 16.7 $MM during Q3 2024, compared to 12.5 $MM in Q2 2024.

Adjusted Net Income

Adjusted Net Income reconciliation ($MM)	Q3-24	Q2-24	Q3-23	▲ y	▲ q
Profit for the period, net	165.5	139.6	83.1	82.4	25.8

Adjustments:				—	—
(+) Deferred Income tax	(120.9)	(75.7)	29.3	(150.2)	(45.2)
(+) Changes in the fair value of Warrants	—	—	—	—	—
(+) Impairment (reversal) of long-lived assets	—	—	—	—	—
(+) Gain related to the transfer of conventional assets	—	—	—	—	—
(+) Other non-cash costs related to the transfer of conventional assets	8.2	7.8	10.2	(2.0)	0.4
Adjustments to Net Income	(112.8)	(67.9)	39.4	(152.2)	(44.9)

Adjusted Net Income	52.7	71.7	122.5	(69.8)	(19.0)

Adjusted EPS ($/share) (1)	0.55	0.74	1.29	(0.74)	(0.19)

Adjusted Net Income in Q3 2024 was 52.7 $MM, compared to 122.5 $MM in Q3 2023. The y-o-y change was primarily driven by (a) higher Current income tax expense of 150.0 $MM in Q3 2024 compared to 1.4 $MM in Q3 2023, and (b) higher Depreciation, depletion and amortization of 114.7 $MM in Q3 2024 compared to 70.6 $MM in Q3 2023; partially offset by (c) a higher Adjusted EBITDA of 310.2 $MM in Q3 2024 compared to 226.4 $MM in Q3 2023, and (d) positive Financial results of 7.2 $MM in Q3 2024, compared to a loss of 31.9 $MM in Q3 2023.

Adjusted EPS (1) was 0.55 $/share in Q3 2024, compared to 1.29 $/share in Q3 2023 and 0.74 $/share in Q2 2024.

(1)

Adjusted EPS (Earnings per share): Adjusted Net Income divided by weighted average number of ordinary shares. The weighted average number of ordinary shares for Q3 2024, Q2 2024, and Q3 2023 were 95,745,288, 96,690,120 and 95,066,657, respectively.

Capex

Capex during Q3 2024 was 368.5 $MM. The Company invested 282.6 $MM in drilling, completion, and workover of Vaca Muerta wells (mainly in connection with the drilling of 12 wells and the completion of 15 wells), 63.3 $MM in development facilities, and 22.6 $MM in G&G studies, IT and other projects.

Wells tied-in during Q3 2024

Concession	Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
Bajada del Palo Oeste	2831	BPO-27	La Cocina	3,546	61
Bajada del Palo Oeste	2832	BPO-27	La Cocina	2,901	50
Bajada del Palo Oeste	2833	BPO-27	La Cocina	3,516	59
Bajada del Palo Oeste	2834	BPO-27	La Cocina	3,124	53
Bajada del Palo Oeste	2835	BPO-27	La Cocina	3,154	55
Bajada del Palo Oeste	2231	BPO-28	La Cocina	3,128	54
Bajada del Palo Oeste	2232	BPO-28	Organic	2,824	49
Bajada del Palo Oeste	2233	BPO-28	La Cocina	3,128	54
Bajada del Palo Oeste	2234	BPO-28	Organic	2,813	49
Bajada del Palo Este	2021	BPE-5	La Cocina	3,070	53
Bajada del Palo Este	2022	BPE-5	La Cocina	3,128	53
Bajada del Palo Este	2023	BPE-5	La Cocina	3,070	53

Financial overview

During Q3 2024, Vista maintained a solid balance sheet, with a cash position at the end of the quarter of 256.0 $MM. Cash flow generated by operating activities was 254.9 $MM, impacted by advanced payments for midstream expansions of 19.5 $MM and an increase in working capital of 51.9 $MM. Cash flow used in investing activities reached 329.3 $MM for the quarter, mostly driven by drilling and completion activity in Vaca Muerta (see Capex section above), reflecting 368.5 $MM of Capex, and partially offset by a 42.3 $MM decrease in capex-related working capital. In Q3 2024, free cash flow was negative at 74.4 $MM.

In Q3 2024, cash flow from financing activities totaled 2.2 $MM (1), mainly driven by proceeds from borrowings of 142.7 $MM, partially offset by repurchase of shares of 49.9 $MM and repayment of borrowings of 74.1 $MM.

Gross debt totaled 975.2 $MM as of quarter end, resulting in a net debt of 719.2 $MM. At the end of Q3 2024, maintained net leverage ratio at 0.65x Adj. EBITDA compared to 0.66x at the quarter end Q3 2023.

(1)

Q3 2024 Cash flow from financing activities is the sum of: (i) Cash flow used in financing activities for 1.9 $MM; (ii) Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents for 3.8 $MM; and (iii) the variation in Government bonds for 0.3 $MM.

Vista Energy S.A.B. de C.V.

Profit for the period

(Amounts expressed in thousand U.S. dollars)

	Q3 2024	Q2 2024	Q3 2023
Total Revenues (1)	462,383	396,715	302,760
Oil	441,193	374,688	285,639
Natural Gas	20,082	21,751	16,388
NGL and others	1,108	276	733

Cost of Sales	(230,007)	(188,671)	(148,557)

Operating costs	(31,614)	(26,738)	(21,924)
Crude oil stock fluctuation	(7,056)	3,654	(1,209)
Depreciation, depletion and amortization	(114,703)	(101,005)	(70,600)
Royalties and others (1)	(68,482)	(56,790)	(44,655)
Other non-cash costs related to the transfer of conventional assets	(8,152)	(7,792)	(10,169)

Gross profit	232,376	208,044	154,203

Selling expenses	(36,828)	(22,140)	(17,673)
General and administrative expenses	(29,247)	(22,390)	(15,031)
Exploration expenses	(3)	(2)	148
Other operating income	21,176	16,987	23,849
Other operating expenses	(174)	(908)	153

Operating profit	187,300	179,591	145,649

Interest income	1,360	1,319	299
Interest expense	(21,022)	(11,219)	(4,842)
Other financial income (expense)	26,902	(130)	(27,375)

Financial income (expense), net	7,240	(10,030)	(31,918)

Profit/(Loss) before income tax	194,540	169,561	113,731

Current income tax expense	(149,989)	(105,613)	(1,378)
Deferred income tax benefit/(expense)	120,908	75,692	(29,251)

Income tax (expense)/benefit	(29,081)	(29,921)	(30,629)

Profit for the period, net	165,459	139,640	83,102

(1)

As of Q4 2023, “Export Duties” are included in the “Royalties and others” line and added to the “Revenues” line. Previously, the “Revenues” line was presented net of export duties. Q3 2023 values were adjusted accordingly in the tables shown in this document. This adjustment has no effect on Adjusted EBITDA nor Net profit/loss.

Vista Energy S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of September 30, 2024	As of December 31, 2023
Property, plant and equipment	2,596,993	1,927,759
Goodwill	22,576	22,576
Other intangible assets	11,047	10,026
Right-of-use assets	54,170	61,025
Investments in associates	10,830	8,619
Trade and other receivables	177,930	136,351
Deferred income tax assets	—	5,743
Total noncurrent assets	2,873,546	2,172,099
Inventories	2,434	7,549
Trade and other receivables	349,674	205,102
Cash, bank balances and other short-term investments	256,027	213,253
Total current assets	608,135	425,904

Total assets	3,481,681	2,598,003

Deferred income tax liabilities	135,175	383,128
Lease liabilities	28,677	35,600
Provisions	25,882	12,339
Borrowings	725,239	554,832
Employee benefits	20,518	5,703
Total noncurrent liabilities	935,491	991,602
Provisions	5,052	4,133
Lease liabilities	16,571	34,868
Borrowings	249,991	61,223
Salaries and payroll taxes	26,043	17,555
Income tax liability	296,852	3
Other taxes and royalties	28,659	36,549
Trade and other payables	402,713	205,055
Total current liabilities	1,025,881	359,386
Total liabilities	1,961,372	1,350,988
Total Equity	1,520,309	1,247,015

Total equity and liabilities	3,481,681	2,598,003

Vista Energy S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2024	For the period from July 1st to September 30, 2023
Revenue from contracts with customers	462,383	302,760
Revenues from crude oil sales	441,193	285,639
Revenues from natural gas sales	20,082	16,388
Revenues from LPG sales	1,108	733
Cost of sales	(230,007)	(148,557)
Operating costs	(31,614)	(21,924)
Crude oil stock fluctuation	(7,056)	(1,209)
Depreciation, depletion and amortization	(114,703)	(70,600)
Royalties and others	(68,482)	(44,655)
Other non-cash costs related to the transfer of conventional assets	(8,152)	(10,169)

Gross profit	232,376	154,203

Selling expenses	(36,828)	(17,673)
General and administrative expenses	(29,247)	(15,031)
Exploration expenses	(3)	148
Other operating income	21,176	23,849
Other operating expenses	(174)	153

Operating profit	187,300	145,649

Interest income	1,360	299
Interest expense	(21,022)	(4,842)
Other financial income (expense)	26,902	(27,375)

Financial income (expense), net	7,240	(31,918)

Profit before income tax	194,540	113,731

Current income tax (expense)	(149,989)	(1,378)
Deferred income tax benefit (expense)	120,908	(29,251)

Income tax (expense)	(29,081)	(30,629)

Profit for the period, net	165,459	83,102

Other comprehensive income	(9,717)	60

Total comprehensive profit for the period	155,742	83,162

Vista Energy S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2024	For the period from July 1st to September 30, 2023
Cash flows from operating activities
Profit for the period, net	165,459	83,102
Adjustments to reconcile net cash flows
Items related to operating activities:
Other non-cash costs related to the transfer of conventional assets	8,152	10,169
Share-based payments	12,215	4,025
Net increase (decrease) in provisions	174	(153)
Net changes in foreign exchange rate	(9,474)	(6,509)
Discount for well plugging and abandonment	323	673
Interest expense on lease liabilities	644	645
Discount of assets and liabilities at present value	463	(6,410)
Income tax expense	29,081	30,629
Employee benefits	66	176
Items related to investing activities:
Gain from farmout agreement	—	(18,773)
Interest income	(1,360)	(299)
Changes in the fair value of financial assets	(9,104)	19,601
Depreciation and depletion	113,232	69,595
Amortization of intangible assets	1,471	1,005
Items related to financing activities:
Interest expense	21,022	4,842
Amortized cost	376	342
Remeasurement in borrowings	—	16,515
Other financial income (expense)	(10,130)	2,518
Changes in working capital:
Trade and other receivables	(90,529)	(91,026)
Inventories	7,056	1,209
Trade and other payables	18,153	24,580
Payments of employee benefits	(124)	(70)
Salaries and payroll taxes	11,070	3,378
Other taxes and royalties	(6,811)	(9,767)
Provisions	(194)	(380)
Income tax payment	(6,348)	(22,331)

Net cash flows provided by operating activities	254,883	117,286

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment	(326,188)	(162,762)
Payments for the acquisition of AFBN assets	—	(6,250)
Payments for acquisitions of other intangible assets	(2,710)	(1,176)
Payments for acquisitions of investments in associates	(1,745)	(100)
Prepayment of leases	—	(14,161)
Payments received from farmout agreement	—	20,400
Payments for other assets	—	2,994

Interest received	1,360	299

Net cash flows (used in) investing activities	(329,283)	(160,756)

Cash flows from financing activities:
Proceeds from borrowings	142,724	70,000
Payment of borrowings cost	(514)	(387)
Payment of borrowings principal	(74,110)	(22,500)
Payment of borrowings interest	(10,612)	(6,855)
Payment of lease	(10,922)	(10,306)
Share repurchase	(49,864)	—
Payments of other financial expense	1,421	(2,518)

Net cash flow provided by (used in) financing activities	(1,877)	27,434

	For the period from July 1st to September 30, 2024	For the period from July 1st to September 30, 2023

Net increase (decrease) in cash and cash equivalents	(76,277)	(16,036)

Cash and cash equivalents at beginning of period	321,562	219,677
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents	3,777	(32,795)
Net increase (decrease) in cash and cash equivalents	(76,277)	(16,036)

Cash and cash equivalents at end of the period	249,062	170,846

Note: Vista’s historical operational and financial information is available on the Company’s website (www.vistaenergy.com/investors) in spreadsheet format.

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	1 million British thermal units = 27.096 cubic meters of gas

•	▲ q/q: Represents the percentage variation quarter on quarter

•	▲ y/y: Represents the percentage variation year on year

•	▲ q: Represents the variation in million U.S. dollars quarter on quarter

•	▲ y: Represents the variation in million U.S. dollars year on year

•	$MM: Million U.S. dollars

•	$M: Thousand U.S. dollars

•	$/bbl: U.S. dollars per barrel of oil

•	$/boe: U.S. dollars per barrel of oil equivalent

•	$/MMBtu: U.S. dollars per million British thermal unit

•	$/tn: U.S. dollars per metric ton

•

Adj. EBITDA / Adjusted EBITDA: Profit for the year, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Transaction costs related to business combinations + Restructuring and reorganization expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets + Impairment (reversal) of long-lived assets

•	Adjusted EBITDA margin: Adjusted EBITDA divided by Total Revenues plus Gain from Exports Increase Program

•	Adjusted EPS (Earnings per share): Adjusted Net Income/Loss divided by weighted average number of ordinary shares

•

Adjusted Net Income/Loss: Profit for the year, net + Deferred Income Tax (expense) + Changes in the fair value of the warrants + Impairment (reversal) of long-lived assets + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets

•	boe: barrels of oil equivalent (see conversion metrics above)

•	boe/d: Barrels of oil equivalent per day

•	bbl/d: Barrels of oil per day

•

Conventional Assets Transaction: assets transferred to Aconcagua, effective on March 1st, 2023. After such date Vista remains entitled to 40% of crude oil and natural gas production and reserves, and 100% of LPG and condensates production, of the Transferred Conventional Assets.

•	Free cash flow is calculated as Operating activities cash flow plus Investing activities cash flow

•

Lifting cost includes production, transportation, treatment and field support services; excludes crude oil stock fluctuations, depreciation, depletion and amortization, royalties and others, selling expenses, exploration expenses, general and administrative expenses and Other non-cash costs related to the transfer of conventional assets

•	MMboe: Million barrels of oil equivalent

•	MMm3/d: Million cubic meters per day

•	Mts: meters

•

Plan Gas: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBtu for a four-year term ending of December 31, 2025

•

Transferred Conventional Assets: Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, 25 de Mayo Medanito SE and Jagüel de los Machos concessions operated by Aconcagua, effective as of March 1, 2023

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year

•	q-o-q: Quarter on quarter

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties, which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the newly elected government in Argentina; significant economic or political developments in Mexico and the United States; uncertainties regarding the new administration that took office in Mexico in October 2024; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; the effects of pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves; increased market competition in the energy sectors in Argentina and Mexico; potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions; environmental regulations and internal policies to achieve global climate targets; the ongoing conflict involving Russia and Ukraine; and more recently, the Israel-Hamas conflict.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaenergy.com

Phone in Argentina: +54.11.3754.8500

Phone in Mexico: +52.55.8647.0128